

The Hydrogen Group



A Social Impact Company with the Conscious Capital Goal of doing good. Our invention reduces diesel fuel emissions from 25-50% and saves 27% in diesel fuel costs. Proof of concept established with two Patents. Capturing just 2.6% of the US trucking industry equals over $1 BILLION in sales!

Casselberry, FL   Website



Introducing
The Hydrogen
Group

Summary

Key Reasons You May Want to Invest:

- **We have already raised $1.88 Million.**
- **2 patents have been issued for The Hydrogen Group's diesel fuel-saving device.**
- **We're helping to ensure America's Energy Independence by saving the trucking industry 27% in fuel costs.**
- **We're improving the air we breath by reducing diesel fuel emissions by up to 50%.**
- **We have a top notch team, including a former NASA engineer.**
- **We plan to go to market later this year.**
- **We will surpass $1 BILLION in sales when we sell just 2.5% of the existing 3.6 million diesel tractors on US highways. This is just over 66,000 units sold at $15,000 each!**

The Hydrogen Group is a Social Impact business with its Conscious Capitalism goal of doing good and making money. We have a potentially multi-billion-dollar opportunity in diesel-fueled methods of transportation, including semi-trucks, military vehicles and cargo ships at sea, with our multi-patented, multi-purpose product.



Problem

The Trucking Industry's Fuel Cost Problem

- The heavy-duty trucking industry desires to **IMPROVE MPG** performance and **REDUCE EMISSIONS** pollution for millions of diesel trucks in the USA.
- **3.6 million heavy-duty trucks** burn over **69 BILLION GALLONS** of diesel fuel annually. The average cost of Diesel fuel in the US is currently $3.13 per gallon (Apr 2021). This equates to **$215,975,000,000** (two hundred fifteen billion nine hundred seventy million dollars) in fuel costs for one year!
- Add the cost of diesel fuel for **US military use,** such as for Humvees for example**,** and also that of the **maritime industry** and it adds multi-billions of dollars spent daily.



Progress

0%

Amount raised
$0

Funded
0.0%

From
0 investors

Closing Date
Oct 15, 2021

1-Click Invest

Offering Terms

Funding Goal
$50,000 - $250,000

Security Type
Equity

Min Investment
$300.00

Max Investment
$25,000.00

Closing Date
Oct 15, 2021 7:00 PM

Company Filings

Documents

- Form C
- Term Sheet
- Pitch Deck
- Cap-Table
- Financial Attestation
- Historical Financials
- Formation Documents
- Projected Financials
- THG Executive Summary June 2021
- US Patent No: US 10,180,119 B2
- SEC Form D
- THG Business Plan June 2021
- US Patent No: US 10,634,098 B2



Solution

Our Solution

- **Our PATENTED device SAVES 27% of fuel consumption;**
- **Our PATENTED device can be easily installed to any semi-tractor;**
- **Our PATENTED device SAVES between 25% to 50% of TOXIC DIESEL EMISSIONS (Impact Investing);**
- **Adding a 27% increase in range for diesel run vehicles gives our military a TACTICAL ADVANTAGE in the field.**



Product

Product Technology Summary

The Multi-Patented technology essentially produces **Hydrogen on the Go™** by utilizing a solution that is 95% distilled water and 5% Potassium Hydroxide (KOH). Molecules are released through the electrolysis process and the solution is electively delivered to an intake side of the engine by a valve structure. It is a supplement to diesel fuel powered vehicles and is generated on demand. No fuel station infrastructure is needed. Vapor is the emissions by-product. **This results in reduced exhaust emission.** The invention causes the engine to run cooler while also increasing octane. **There is no risk of explosion and it does not affect the engine warranty.** The unit is installed behind the Diesel truck cab on the driver side. The dimensions are approximately 12×18×24 inches.





Business Model

Going To Market

Management is planning to utilize the **PIT Group**, the **trucking industry's premier testing agency**, with their "**Go to Market**" program. They serve the transportation industry with **35 engineers** and clients worldwide. Once we complete the PIT Group's testing, which we plan this summer, they will **introduce The Hydrogen Group to the trucking industry leaders**! In other words, that's when **we'll be going to market**!


PIT
Performance Innovation Transport
The go-to experts in helping fleet managers select the best energy-efficient technologies
PIT Group
IN-SERVICE FUEL TESTING
U.S. XPRESS

USE of FUNDS

Investor Relations Manager	$15,000
Prototype Modification - 2007 or Newer	$25,000
Prototype Tests	$15,000
1. Track Testing Certification	$10,000
2. HORIBA Emissions Testing	$10,000
3. Engineering Design Recommendations	$10,000
4. Final Design Modifications	$20,000
5. Fleet Case Study	$5,000
6. PIT Group "Go to Market" Support	$10,000
Engineering/Production Design/Molds	$10,000
Sourcing: Assembly, Installations, Warranty	$30,000
Material & Supplies	$15,000
Operating Expenses	$15,000
Working Capital Reserve	$10,000
Reserve - CEO Life Insurance Premium	$50,000
	$250,000

Traction

Two Patents Awarded

The Hydrogen Group's first Patent with 21 claims was issued January 15, 2019 (Patent Number 10,180,1194). The **second Patent was issued April 28, 2020** (Patent Number 10,634,098). Management believes that these two Patents are estimated to increase shareholder value. Our Patent Attorney, Mr. Alan M. Koenck **filed a third patent application on April 20, 2020**. In addition:

● We have established our "**Proof of Concept**" and are proceeding toward the "**Market Ready**" stage. The Company has designed and beta tested six generations of prototype inventions with documented results over seven years of R&D, bench, road and emissions tests including 15,000 miles of road tests. Transportation Research Center5 completed an independent Tests Report which confirmed our R&D results. The 19-page report stated that fuel savings was 27%. **One pint of water replaced 11 gallons of fuel. Emissions were reduced 25-50%**. This report is available in the DD Room.

● THG has retained a Business Consulting firm that specializes in **DOD** Grants funding and entry into the **CRADA6 (Cooperative Research And Development Agreement) Program**. This CRADA Program is a high priority for Management so we gain access to their scientists, engineers, and testing facilities, whether it be with a Grant from the DOD, DOE, or DOT. The CRADA Program could ultimately open the door for us into the **Maritime industry**. The Consultant stated he believes he could also lead us through the process of Government contract awards. This process was initiated in June 2019. The status is currently pending and as such, Management can make no guarantee this Grant funding will occur.

● Management is also planning to utilize The PIT Group through their "**Go to Market**" Program7. They serve the transportation industry with 35 engineers and clients worldwide.



Competition

Our "Competition"

- Tesla has spent millions on the development of an electric semi-tractor. Elon Musk recently announced that they have moth-balled this concept while they develop more lightweight and powerful batteries;
- Nikola has raised 100's of millions to develop an electric semi-tractor, which, is very similar to Tesla's. Their original CEO was forced to resign and Nikola is SUING Tesla for supposed technology infringements.

Market

Our Target Market - 3.6 Million US Semi-Tractors

There are over **3.6 million** **Semi-tractors** on US highways every day. In 2020, they consumed close to **69 BILLION gallons of diesel fuel**. That equates to **$215,975,000,000** (two hundred fifteen billion nine hundred seventy million dollars). Each of these vehicle owners wants to **SAVE 27%** in their diesel fuel costs!



3 Year Financial Projection

Three -Year Projected	Statements of Revenue and EBITDA		
	------------- Projected -------------		
	Year 1	Year 2	Year 3
Sales			
OTR Industry	$ 19,500,000	$ 97,500,000	$185,000,000
Engine Manf.			10,000,000
Total Sales	**$ 19,500,000**	**$ 97,500,000**	**$195,000,000**
	(1,300 Units)	(6,500 Units)	(13,000 Units)
Growth %		500%	100%
Total Gross Profit	$ 9,750,000	$ 48,750,000	$ 97,500,000
% of Sales	50%	50%	50%
Expenses			
Diesel	$ 4,670,000	$ 21,440,000	$ 38,015,000
Patent Process	$ 10,000	$ 10,000	$ 10,000
R & D	$ 97,500	$ 487,500	$ 975,000
Total Expenses	**$ 4,777,500**	**$ 21,937,500**	**$ 39,000,000**
% of Sales	24%	22%	20%
EBITDA Total	**$ 4,972,500**	**$26,812,500**	**$58,500,000**
EBITDA %	26%	28%	30%

Company Vision

Our Vision

The Hydrogen Group ("THG") is a Social Impact business with its Conscious Capitalism goal of doing good and making money. They have a potential multi-billion-dollar opportunity in diesel-fueled methods of transportation with its multi-patented product.





"Our objective is to reduce climate change and fuel use in diesel-fueled methods of transportation including: 3.6 million heavy-duty trucks; military vehicles including 6,000 Humvees; Maritime diesel-fueled ships; and off-road diesel use."

Press

Trucking Industry News

https://www.santafenewmexican.com/news/health_and_science/hydrogen-may-power-the-future-of-commercial-trucking/article_8d298256-84f4-11eb-9a76-7b929724ecd8.html

https://www.globenewswire.com/news-release/2021/03/08/2188701/0/en/Hydrogen-Powered-Transport-Global-Market-Report-2021-COVID-19-Growth-And-Change.html

Founders

- **Armand Dauplaise (Full-Time)**, President, CEO, Secretary-Treasurer & Director, has more than 40 years' experience across six industries including the China and Canada markets. While serving as the CEO of Bio-One he developed the strategic and business plans to lead the Company through the filings process with the SEC and NASD to become publicly traded.
- **Timothy Watson (Full-Time)**, Inventor, Director, earned his certification from ASE (Automotive Service Excellence)in 1986 and has many years of experience, evaluation, and investigation into improving the mileage performance for diesel and gasoline vehicles. He is licensed and experienced with Class 8 heavy-duty trucks.
- **Roger Bess (Part-Time)**, Director, is a Shareholder and fourth-generation transportation company CEO. For 33 years, he served as the world-wide parts distribution manager at Caterpillar, Inc, where he had a multi-million-dollar budget and 50 member staff. He has been an Advisor and Consultant to the Company since 2014.
- **Roger Hawkins (Part-Time)**, Director, is a Major Shareholder, with a 33-year career in the YMCA culminating in the position of CEO at a YMCA in the Orlando area. He managed a budget over $7,000,000, a 200 member staff, 3 branches, 4 separate boards, and 22,000 members.
- **Dr. John E Lamar (Part-Time)**, is an Engineer Consultant & Shareholder who retired after 43 years from NASA as a Senior Research Scientist and is planning to lead with our DOD and CRADA that we are planning.
- **William Murray (Part-Time)**, Investor Relations Manager, is a former FINRA member compliance officer who held Series 7 and 24 licenses as a Registered Representative and Principal at two SEC licensed Broker-Dealers.

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